Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in this Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 No. 333-178831 of our report dated May 24, 2011, relating to the consolidated financial statements of Radient Pharmaceuticals Corporation and subsidiaries (which report expresses an unqualified opinion and includes na emphasis of matter paragraph relating to the Company’s failure to make the third installment on the January 2011 Notes which resulted in a default and an explanatory paragraph relating to the substantial doubt about the Company’s ability to continue as a going concern) as of December 31, 2010 and for each of the years in the two-year period then ended.

We also consent to the use of our name under the caption “Experts.”

/s/ KMJ Corbin & Company LLP
KMJ Corbin & Company LLP

Costa Mesa, California

February 14, 2012